Privia Health Group, Inc.
950 N. Glebe Rd., Suite 700
Arlington, VA 22203
VIA EDGAR TRANSMISSION
November 16, 2021
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
RE: Privia Health Group, Inc. Registration Statement on Form S-1, as amended (File No. 333-261120)
Request for Acceleration of Effective Date

Ladies and Gentlemen:
    Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on November 18, 2021, or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.
    Please contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 or richard.truesdell@davispolk.com, as soon as the Registration Statement has been declared effective or with any questions or comments with respect to this letter.
[Signature Page Follows]

Sincerely,

PRIVIA HEALTH GROUP, INC.

By:	/s/ Thomas Bartrum
Name: Thomas Bartrum
Title: Executive Vice President and General Counsel

CC:	Shawn Morris, Chief Executive Officer, Privia Health Group, Inc.
Parth Mehrotra, President and Chief Operating Officer, Privia Health Group, Inc.
David Mountcastle, Chief Financial Officer, Privia Health Group, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP